Exhibit 99.1

Eco Wave Power Files Annual Report on Form 20-F for the Year Ended December 31, 2024, and Reports Significant Progress in Financial and Operational Results

30% Reduction in Net Cash Used for Operations, 7% Decrease in Operating Expenses, 11% Increase in Cash Position, First Revenues from Sale of a Pilot Station, Federal License Secured for Port of LA Project, Megawatt-Scale Project Advancing in Portugal, and an MOU with Fortune 500 Bharat Petroleum in India

Stockholm, Sweden – March 3, 2025 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leading onshore wave energy technology company, today announced that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2024 (the “Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”).

The Annual Report, which includes the Company’s audited consolidated financial statements, is available on the SEC’s website at www.sec.gov and on Eco Wave Power’s website under the SEC Filings section.

Management Commentary

Strong Financial Performance:

In 2024, Eco Wave Power continued to execute a disciplined strategy focused on financial efficiency and project execution, positioning the Company for long-term success in various markets, including Portugal, Los Angeles, and Taiwan.

●	Strengthened Financial Position: The Company raised $3 million in gross proceeds in a registered direct offering, reinforcing its financial resources for upcoming projects.

●	Expense Optimization: Operating expenses decreased by 7% compared to 2023, contributing to a cumulative 32% reduction since 2022.

●	Cash Flow Improvements: Net cash used in operating activities decreased by 30% ($784 thousand reduction) compared to 2023 due to strong financial management.

●	Increased Cash Reserves: Cash and deposits reached $9.3 million as of December 31, 2024, an 11% increase from $8.4 million at the end of 2023, demonstrating financial stability.

●	Revenue Growth: The Company recorded its first revenues of $168 thousand from a wave energy project, as well as $225 thousand in other income, from a U.S. project demonstration and awards from EDF and Vital Voices, bringing total revenues and other income to $393 thousand, an increase of 21.7% from $323 thousand in 2023.

The Company also received multiple grant payments in 2024, including support from Innovate UK’s Energy Catalyst Round 10 (in collaboration with Toshiba Corporation, and leading UK universities) for a pilot microgrid project for remote islands, as well as funding from the Interreg Atlantic Area, European Regional Development Fund for Ports Towards Energy Self-Sufficiency program, and the ILIAD Consortium (European Green Deal initiative). These grants contribute to the Company’s ongoing research and development (“R&D”) efforts.

Major Project Milestones in 2024:

Israel: EWP-EDF One Jaffa Port Wave Energy Pilot Project

Eco Wave Power achieved a historic milestone with the official inauguration of the EWP-EDF One wave energy project at the Port of Jaffa. The project is now the first wave energy project in the history of Israel supplying clean energy to Israel’s national grid under a Power Purchase Agreement with the Israeli National Electric Company. This breakthrough project, recognized as a “Pioneering Technology” by Israel’s Energy Ministry, serves as a testbed for advancing the Company’s technology. So far, the pilot project has achieved:

○	24/7 operation in the last week of December 2024 (due to 24/7 wave availability at the site)

○	78% operational uptime in November 2024, with near-zero downtime since May, 2024.

○	Operation expenses (OPEX) well in line with target of below 4% of the Capex annually.

●	Key Performance Indicators Met:

○	Proven cost efficiency compared to offshore wave energy solutions

○	Successfully insured technology

○	Demonstrated storm protection capabilities

○	Validated grid connection feasibility and efficiency

○	Environmentally sustainable, with no seabed connection required

Efficiency Measurement Update: In September 2024, the Jaffa Port system commenced operations in pulse mode, enabling electricity production in waves below a height of 0.7 meters. This innovation significantly closed the gap between expected energy production at the site and the actual energy produced, as approximately 70% of the waves at the Jaffa Port test site are below 0.7 meters. However, as we anticipate that future commercial sites will primarily consist of waves above 0.7 meters, we believe this should be the primary focus of the Company. As a result, Eco Wave Power has decided to disregard generation results from waves below 0.7 meters and only account for energy produced in waves above this threshold. In such conditions, the highest percentage achieved is around 40% of Eco Wave Power’s energy production goal, which is a significant improvement from up to 20% achieved in January and February 2024. It’s important to note that the overall amount of energy produced has remained unchanged, with the improvements reflecting a more conservative and accurate wave energy targets.

Planned R&D: In 2025, it is the Company’s intention to conduct R&D to refine the wave energy formula that underpins the Company’s energy generation targets. The formula, specifically tailored to Eco Wave Power’s technology, will be regularly updated based on operational data. Future refinements will include adjustments to efficiency ratings for electrical, mechanical, and hydraulic subsystems, as well as improved assumptions regarding floater submersion levels, as well as more accurate reading devices and software for recording wave heights, and wave periods. These enhancements are expected to further close the gap between theoretical and actual energy production in waves above 0.7 meters, while providing more accurate forecasting for upcoming projects.

United States: Secured Final Federal Permit for Port of Los Angeles Project, set to Commence Procurement and Installation Works in the First Quarter of 2025

Eco Wave Power has received the final Nationwide Federal Permit (“NWP”) from the U.S. Army Corps of Engineers for its groundbreaking wave energy project at AltaSea’s premises in the Port of Los Angeles. This milestone marks a significant step forward in the development of Eco Wave Power’s pioneering wave energy project, which is set to become the first onshore wave energy installation in the United States. The permit, issued under NWP 52 for Water-Based Renewable Energy Generation Pilot Projects, authorizes Eco Wave Power to install eight wave energy floaters on the piles of an existing concrete wharf structure on the east side of Municipal Pier One.

The system will also include an energy conversion unit, comprised of two 20-foot shipping containers, which will be placed on the wharf deck and connected to the floaters. With the conversion unit already shipped to the site, Eco Wave Power is now awaiting a final requisite license from the Port of Los Angeles in order to officially move to the parts procurement and installation stage, which is expected to commence by the end of the first quarter of 2025.

Portugal: Eco Wave Power Advances Megawatt-Scale Wave Energy Project in Portugal with Key Appointments, Engineering Progress, and Infrastructure Enhancements

Eco Wave Power made significant strides in its first megawatt-scale wave energy project in Porto, Portugal part of a 20MW Concession Agreement with Administração dos Portos do Douro, Leixões e Viana do Castelo, S.A. (“APDL”). As part of its commitment to advancing this project, Eco Wave Power appointed Juan Jose Gomez as Power Station Manager to lead execution and oversee operation and maintenance once the system is operational.

The Company also engaged MOQ Engineering, a renowned Portuguese engineering firm, to finalize the civil engineering design and load calculations for the project’s floaters, a key component of Eco Wave Power’s innovative technology.

Additionally, Eco Wave Power launched critical infrastructure enhancements at “The Gallery,” an existing breakwater tunnel that will house its energy conversion equipment and be transformed into a public wave energy museum and educational center. Initial work included sand and debris removal, structural reinforcements, and waterproofing measures to prepare for the next phase of development.

Once the final designs are completed by MOQ Engineering in early 2025, Eco Wave Power will submit the full execution plan to APDL, paving the way for the production of floaters and other components. These milestones mark significant progress toward the planned completion of the first 1MW system during 2026.

Eco Wave Power Expands into Taiwan with First Wave Energy Project Sale Agreement

In Taiwan, Eco Wave Power signed a first wave energy project sale agreement with I-Ke International Ocean Energy Co. (“I-Ke”), a subsidiary of Lian Tat Company (“Lian Tat”), a leading maritime engineering company, to bring wave energy technology to Taiwan. Under the agreement, I-Ke will locally manufacture the floaters based on our proprietary design and purchase a turnkey 100KW conversion unit from Eco Wave Power, which includes hydraulic, electric, and automated control components.

I-Ke will oversee the project’s local components, including the production of floaters, hydraulic cylinders, and all other components of the technology, which are located on the seaside of the marine structure. Additionally, I-Ke is responsible for securing permits, land use approvals, and other necessary licenses. By supporting local manufacturing and installation, I-Ke aims to position Taiwan as a regional hub for wave energy technology and lay the groundwork for broader deployment in the Asia Pacific region.

Following the signing of the agreement, Eco Wave Power’s Founder and Chief Executive Officer, Inna Braverman, visited the site, accompanied by I-Ke’s business development and project management representatives, to review the installation plans. Local port officials, who also joined the visit, expressed enthusiasm for the project that marks a significant step toward establishing wave energy as part of Taiwan’s renewable energy landscape.

Since the signing of the agreement, Eco Wave Power has already successfully met the first milestones of the agreement, which included producing detailed production sketches for the floaters to be installed in Taiwan.

India: Eco Wave Power and BPCL Sign an MOU to Harness India’s Wave Energy Potential

In February 2025, Eco Wave Power signed a non-binding memorandum of understanding with Bharat Petroleum Corporation Limited (“BPCL”), with a view to jointly developing wave energy projects in India, beginning with a feasibility study. The first phase after the feasibility study will include the deployment of a 100 KW pilot project at BPCL’s Mumbai Oil Terminal. BPCL will oversee regulatory approvals, permits and land use consent, while we will provide our wave energy converter technology, conduct research and optimize power generation efficiency.

The agreement was signed by Mr. Chandrasekhar N, Head of Research and Development, BPCL and Ms. Braverman on behalf of the Company, in the presence of Honourable Minister Hardeep Singh Puri, Minister of Petroleum and Natural Gas of the Government of India and the Chairman and Managing Director of BPCL, Mr. G. Krishnakumar.

BPCL, a government-owned Fortune 500 oil and gas giant with a market capitalization of approximately $12 billion, has identified Eco Wave Power as a strategic partner following an extensive evaluation of wave energy technologies.

The collaboration aligns with India’s Ministry of New and Renewable Energy’s recognition of ocean energy as a promising renewable resource, with an estimated 40,000 MW of untapped potential along the country’s coastline.

$3 Million Raised through direct registered public offering

In December 2024, Eco Wave Power successfully closed a $3 million registered direct offering of 300,000 American Depositary Shares (“ADSs”), each representing eight common shares of the Company, at $10.00 per ADS

ADS Repurchase

In December 2023, Eco Wave Power submitted a request to the Financial Supervisory Authority of Sweden (“SFSA”) to authorize the repurchase of the Company’s ADSs, representing up to 10% of the Company’s total number of shares, the maximum allowed under Swedish law. In August 2024, the SFSA clarified that in its opinion, ADS are not considered equivalent to shares under Chapter 19 of the Swedish Companies Act, allowing Eco Wave Power to proceed with repurchases according to Swedish law.

Following this decision, Eco Wave Power entered into an agreement with Oppenheimer & Co. Inc. to facilitate the buyback process and in September 2024, the Company commenced the repurchases of its ADSs and continued such repurchase during the open window in December 2024.

CEO commentary:

As we look back at 2024, I am proud of the significant progress Eco Wave Power has made in both financial and operational aspects. Our team has worked tirelessly to deliver on our strategy of efficiency, innovation, and growth, which has positioned us strongly for the years to come.

In terms of our financial performance, we made remarkable strides in strengthening our position. We reduced operating expenses by 7% and net cash used in operations decreased by 30%, which demonstrates our commitment to cost control while advancing our projects. Our cash reserves increased by 11%, highlighting the financial stability we have built. Moreover, achieving revenue growth for the first time from our wave energy projects—such as the successful sale of a pilot station—further underscores the market potential of our technology.

On the operational front, we’ve hit several key milestones. The EWP-EDF One pilot project at Jaffa Port is a major achievement, marking the first wave energy project in Israel to supply clean energy to the national grid. This success, alongside our innovative work in improving efficiency at the site, paves the way for future commercial ventures.

Additionally, securing the federal license for our Port of Los Angeles project and the ongoing development in Portugal are clear signs of our growing global footprint.

We also made significant strides with our expansion into new markets. The agreement with I-Ke in Taiwan is a monumental step toward introducing wave energy to Asia, and our collaboration with BPCL in India further strengthens our vision of bringing sustainable energy solutions to the global stage.

Looking ahead, we believe 2025 will be a year of continued growth and innovation. We remain focused on advancing our projects and refining our technology to maximize energy production. I am confident that our disciplined approach to both project execution and financial management will keep Eco Wave Power at the forefront of the wave energy industry.

Furthermore, I find President Trump’s recent inclusion of hydropower in his national energy emergency plan to be highly encouraging. This recognition of hydropower as a vital part of the energy mix, alongside geothermal energy, underscores the growing importance of renewable sources that can provide reliable, 24/7 energy. Just as geothermal energy is recognized for its potential to meet continuous energy needs without significant land use or visual impact, wave energy—like hydropower—offers the ability to generate power around the clock, particularly in suitable locations.

This support for hydropower at the U.S. federal level signals a broader recognition of the value of diverse renewable energy solutions, creating a more favorable environment for technologies like ours.

We believe that this could lead to increased opportunities for growth and collaboration, as well as a greater push for clean, sustainable energy solutions across the globe.

I appreciate the unwavering support of our investors and stakeholders as we continue to advance our mission of harnessing the power of ocean waves to generate clean, renewable energy.

2024 Financial Overview

●	Throughout 2024, the Company secured $3 million in gross proceeds through a public offering and lowered its operating costs by 7%, leading to a cumulative reduction of 32% since 2022. This, combined with efficient working capital management, contributed to a notable $784 thousand decline in net cash used in operating activities. As of December 31, 2024, the Company held a total of $9.3 million in cash and bank deposits.

●	In the year ended December 31, 2024, the Company recorded its first revenues from a wave energy project agreement of $168 thousand, compared to $306 thousand from feasibility studies for the year ended December 31, 2023. Other income amounted to $225 thousand, compared to $17 thousand in 2023.

●	Operating expenses were $2.46 million, down by 7% from 2023 and by 32% from 2022.

●	R&D expenses increased by $17 thousand, or 4%, to $536 thousand for the year ended December 31, 2024, compared to $519 thousand for the year ended December 31, 2023. This increase was primarily attributable to an increase in payroll and related expenses. We expect our R&D expenses to materially increase due to the planned implementation of our first U.S. project in the Port of Los Angeles, the implementation of our first MW-scale project in Portugal and implementation of our first pilot project in Taiwan.

●	Sales and marketing expenses decreased by $74 thousand, or 19.7%, to $301 thousand for the year ended December 31, 2024, compared to $375 thousand for the year ended December 31, 2023. This decrease was primarily attributable to a reduction in payroll and related expenses as well as a reduction in travel expenses. We expect that our sales and marketing expenses will materially increase as we add more projects to our project pipeline, which will result in the need for marketing in new areas of operation.

●	General and administrative expenses increased by $9 thousand, or 0.5%, to $1,773 thousand for the year ended December 31, 2024, compared to $1,764 thousand for the year ended December 31, 2023. This increase was mainly attributable to an increase in travel expenses, an increase in payroll and related expenses, and an increase in depreciation. We expect that our general and administrative expenses will materially increase as we grow our operations, specifically in terms of employee headcount, professional support and legal costs due to the planned implementation of our first U.S. project in the Port of Los Angeles, the implementation of our first commercial scale project in Portugal and implementation of our first project in Taiwan.

●	Share of net loss of a joint venture accounted for using the equity method increased to $79 thousand for the year ended December 31, 2024, compared to $19 thousand for the year ended December 31, 2023. This increase was primarily attributable to depreciation and other operational costs in connection with the commencement of the Jaffa Port project’s operation and the subsequent connection to the Israeli national power grid.

●	Operating loss decreased by $75 thousand, or 3%, to $2,338 thousand for the year ended December 31, 2024, compared to $2,413 thousand in 2023.

●	Net financial income was $230 thousand compared to $547 thousand in 2023.

●	Net loss increased to $2,108 thousand for the year ended December 31, 2024, compared to $1,866 thousand for the year ended December 31, 2023.

●	In September and December 2024, the Company repurchased 7,625 ADSs representing 61,000 common shares for $50 thousand. The cost was recorded as treasury shares and deducted from equity.

●	The Company ended the period with $9.3 million - $7.8 million in cash and cash equivalents and $1.5 million in short term bank deposits.

Conference Call and Webcast Information

The Chief Executive Officer of Eco Wave Power, Inna Braverman and the Company’s Chief Financial Officer, Aharon Yehuda, will host a conference call to discuss the financial results and outlook on Tuesday, March 4, 2025, at 9:00 AM Eastern time.

●	The dial-in numbers for the conference call are 888-506-0062 (toll-free) or 973-528-0011 (international). If requested, please provide participant access code: 410389.

●	The event will be webcast live, available at: https://www.webcaster4.com/Webcast/Page/2922/52113

●	You may submit your questions for the call until March 3, 2025 at 13:00 pm Eastern time via email to: aharon@ecowavepower.com

A replay will be available by telephone approximately four hours after the call’s completion until Tuesday, March 18, 2025. You may access the replay by dialing 877-481-4010 from the U.S. or 919-882-2331 for international callers, using the Replay ID 52113. The archived webcast will also be available on the investor relations section of the Company’s website.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy company revolutionizing clean energy with its patented, smart, and cost-efficient technology that converts ocean and sea waves into sustainable electricity.

Dedicated to combating climate change, Eco Wave Power operates the first grid-connected wave energy system in Israel, co-funded by EDF Renewables IL and the Israeli Energy Ministry, which recognized the technology as a “Pioneering Technology.”

Expanding globally, Eco Wave Power is preparing to install projects at the Port of Los Angeles, Taiwan, and Portugal, adding to its impressive project pipeline totaling 404.7 MW. The company has received support from prestigious institutions such as the European Union Regional Development Fund, Innovate UK, and the Horizon 2020 program, and was honored with the United Nations’ Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market. Learn more at www.ecowavepower.com.

Information on, or accessible through, the websites mentioned above does not form part of this press release.

Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Aharon Yehuda, CFO

Aharon@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses its projections for the type of commercial sites it will focus on and run, the Company’s intentions and plans concerning R&D, the prospective commencement of the installation of the Port of Los Angeles project, the Company’s projected final designs and execution plan with respect to the site in Portugal, the prospective roles of I-Ke and the Company in the Taiwanese wave energy project sale agreement and the belief that it marks a significant step toward establishing wave energy as part of Taiwan’s renewable energy landscape, the prospective development of wave energy projects in India in connection with the non-binding memorandum of understanding with BPCL, the belief that 2025 will be a year of continued growth and innovation for the Company as it advances its projects and refines its technology to maximize energy production, the belief that the Company’s disciplined approach to both project execution and financial management will keep it at the forefront of the wave energy industry, that U.S. federal support for hydropower signals a broader recognition of the value of diverse renewable energy solutions, creating a more favourable environment for technologies like ours and that this could lead to increased opportunities for growth and collaboration, as well as a greater push for clean, sustainable energy solutions across the globe, the expectation that R&D expenses will materially increase in 2025, the expectation that sales and marketing expenses will materially increase in 2025, and the expectation that general and administrative expenses will materially increase. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 3, 2025, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

Eco Wave Power Global AB (publ)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2024	2023
		in USD thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents		7,845	4,281
Short term bank deposits	5	1,254	4,102
Restricted short term bank deposits	6	220	63
Trade receivables		33	202
Other receivables and prepaid expenses	15a	93	108
TOTAL CURRENT ASSETS		9,445	8,756

NON-CURRENT ASSETS:
Property and equipment, net	7	561	636
Right-of-use assets, net	8	195	90
Investments in a joint venture accounted for using the equity method	9	481	527
TOTAL NON-CURRENT ASSETS		1,237	1,253
TOTAL ASSETS		10,682	10,009

Liabilities and equity
CURRENT LIABILITIES:
Loans from related party	10	1,011	974
Current maturities of long-term loan	11	91	62
Accounts payable and accruals:
Trade	15b	70	50
Other	15b	969	957
Current maturities of lease liabilities	8	98	87
TOTAL CURRENT LIABILITIES		2,239	2,130

NON-CURRENT LIABILITIES:
Long-term loan	11	47	78
Lease liabilities, net of current maturities	8	96	-
TOTAL NON-CURRENT LIABILITIES		143	78

COMMITMENTS	16

TOTAL LIABILITIES		2,382	2.208

EQUITY:	12
Common shares		102	98
Share premium		25,845	23,121
Treasury shares		(50)	-
Foreign currency translation reserve		(2,368)	(2,275)
Accumulated deficit		(15,071)	(12,994)
Capital and reserves attributable to parent company shareholders		8,458	7,950
Non-controlling interest		(158)	(149)
TOTAL EQUITY		8,300	7,801
TOTAL LIABILITIES AND EQUITY		10,682	10,009

Eco Wave Power Global AB (publ)

CONSOLIDATED STATEMENTS OF LOSS

		Year ended December 31
	Note	2024	2023	2022
		in USD thousands
REVENUES	15d	168	306	26
COST OF REVENUES		(42)	(59)	(22)
GROSS PROFIT		126	247	4
OPERATING EXPENSES
Research and development expenses	15e	(536)	(519)	(898)
Sales and marketing expenses	15f	(301)	(375)	(461)
General and administrative expenses	15g	(1,773)	(1,764)	(2,259)
Other income	15h	225	17	28
Share of net loss of a joint venture accounted for using the equity method		(79)	(19)	(21)
TOTAL OPERATING EXPENSES		(2,464)	(2,660)	(3,611)

OPERATING LOSS		(2,338)	(2,413)	(3,607)

Financial expenses	15i	(204)	(55)	(59)
Financial income	15i	434	602	765
FINANCIAL INCOME - NET		230	547	706

NET LOSS		(2,108)	(1,866)	(2,901)

ATTRIBUTABLE TO:
The parent company shareholders		(2,077)	(1,710)	(2,901)
Non-controlling interests		(31)	(156)	-
		(2,108)	(1,866)	(2,901)

	in USD
LOSS PER COMMON SHARE – BASIC AND DILUTED	(0.05)	(0.04)	(0.07)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION OF LOSS PER COMMON SHARE	44,500,979	44,394,844	44,394,844